February 28, 2012

VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:

Ruddick Corporation

Form 10-K, for Fiscal Year Ended October 2, 2011

Filed December 1, 2011

Form 10-Q for Fiscal Quarter Ended January 1, 2012

Filed February 10, 2012

File No. 1-06905

Dear Mr. Thompson:

Reference is made to the Staff of the Division of Corporation Finance’s letter to Mr. Thomas W. Dickson, President and Chief Executive Officer of Ruddick Corporation (the “Company”), dated February 13, 2012 (the “Comment Letter”). Set forth below is our response to the Staff’s comments included in the Comment Letter regarding the Annual Report on Form 10-K for the fiscal year ended October 2, 2011 (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2011 and the Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2012 (the “First Fiscal Quarter Form 10-Q”) of the Company filed with the SEC on February 10, 2012.

For your convenience, we have repeated your comments exactly (in bold type) as set forth in the Comment Letter.

FORM 10-K FOR FISCAL YEAR ENDED OCTOBER 2, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Contractual Obligations and Commercial Commitments, page 14

1.     Please include a discussion of pension liabilities and other long-term liabilities excluded from the table to the extent necessary for an understanding of the timing and amount of the obligations.

Response: Other long-term liabilities is comprised of various items such as deferred rent expense, deferred gains from the sale of certain real estate development projects in which Harris Teeter operates a supermarket, reserves for closed stores, certain deferred compensation contracts and other miscellaneous items. The individual items included in other long-term liabilities are either already included in the contractual obligations and commercial commitments table (e.g. certain deferred compensation contracts) or are not included in the table because there is no future financial commitment (e.g. deferred gains) or, with respect to pension obligations and payments pursuant to the Company’s flexible deferred compensation and survivor benefit plans, could not be reliably estimated. The Company notes that our obligations related to pension liabilities are fully disclosed in Note 13 to the Consolidated Financial Statements beginning on page 41 of the Form 10-K. The Company will enhance its disclosure in future filings with a disclosure similar to the following new paragraph to be inserted after the contractual obligations and commercial commitments table and footnotes:

“The table above excludes funding of the Ruddick Corporation Employees’ Pension Plan (the “Pension Plan”), payments pursuant to the Supplemental Executive Retirement Plan (the “SERP”) and payments pursuant to the Company’s flexible deferred compensation and survivor benefit plans. The Company’s funding policy in regards to the Pension Plan is to contribute annually the amount required by regulatory authorities to meet minimum funding requirements and an amount to increase the funding ratios over future years to a level determined by the Company’s actuaries to be effective in reducing the volatility of contributions. However, the timing and amount of such contributions or payments may be impacted by a number of factors, including government regulation, returns on plan assets and actuarial assumptions regarding our future funding obligations. Based on preliminary actuarial calculations, the Company was not required to make a contribution to the Pension Plan in fiscal 2012; however, the Company contributed $30 million during the first quarter of fiscal 2012 and will review the funding ratios after the final actuarial calculations are complete. Based on these reviews, the Company may elect to make additional contributions during fiscal 2012. Payments made pursuant to the SERP, flexible deferred compensation and survivor benefit plans are not required to be funded in advance, and are equal to the benefit payments made during the year. Actual payments will be based on various external factors such as retirement dates and mortality. Annual payments pursuant to the SERP are expected to range between $1.5 million and $2.4 million over the next five years. Benefit payments for the flexible deferred compensation plan or survivor benefit plan cannot be reasonably estimated due to the various external factors noted above. For a more detailed description of our pension obligations see Note 13 to the Consolidated Financial Statements in Item 8 hereof.”

Critical Accounting Policies, page 15

2.    Please tell us your consideration of providing an analysis of uncertainties involved in applying your critical accounting policies or the variability that is reasonably likely to result from their application over time. The analysis should include quantitative information that would facilitate an understanding of the impact of estimates on your financial condition and operating performance. In addition, tell us your consideration of providing an analysis of the impact of changes in estimates/assumptions that are reasonably likely to occur in the future and would have a material effect on your financial statements. Refer to SEC Release No. 34-48960, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company notes the Staff’s comments and has set forth below certain examples of additional disclosures in the Critical Accounting Policies Section of the Form 10-K (with the additional text provided in bold italics) that the Company will include similar disclosures in future filings.

Vendor Rebates, Credits and Promotional Allowances, last paragraph

“There are numerous types of rebates and allowances in the retail industry. The Company’s accounting practices with regard to some of the more typical arrangements are discussed as follows. Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company’s stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement based on the estimated inventory turns of the merchandise to which the allowance applies. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise. Some of these typical vendor rebate, credit and promotional allowance arrangements require that the Company make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, the duration of carrying a specified product and the estimation of inventory turns. Vendor allowances that have not been earned are recorded as either unearned revenue or as an offset to the carrying value of inventory and totaled $17.3 million and $18.9 million as of October 2, 2011, and October 3, 2010, respectively. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate. Historically, the Company’s assumptions and judgments regarding vendor rebates, credits and promotional allowances have been reasonably accurate. Management believes that future changes in these assumptions and judgments are not reasonably likely to have a material effect on the Company’s financial condition and results of operation.”

Inventory Valuation, first two paragraphs

“Merchandise inventory is valued at the lower of cost or market with the cost of a substantial portion of inventories being determined using the last-in, first-out (LIFO) method. Limited categories of inventories are valued on the first-in, first-out (FIFO) cost methods. In total, approximately 84% and 85% of inventories were valued using the LIFO method in fiscal 2011 and fiscal 2010, respectively. Cost for the balance of the inventories was determined using the FIFO method. The excess of estimated current costs over the LIFO carrying value, or LIFO reserve, was approximately $39.4 million and $28.4 million at October 2, 2011 and October 3, 2010, respectively. LIFO assumes that the last costs in are the ones that should be used to measure the cost of goods sold, leaving the earlier costs residing in the ending inventory valuation. The Company uses the “link chain” method of computing dollar value LIFO whereby the base year values of beginning and ending inventories are determined using a cumulative price index. The Company generates an estimated internal index to “link” current costs to the original costs of the base years in which the Company adopted LIFO. The Company’s determination of the LIFO index is driven by the change in current year costs, as well as the change in inventory quantities on hand. Under the LIFO valuation method at Harris Teeter, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates, including markups, markdowns, lost inventory (shrinkage) percentages and the purity and similarity of inventory sub-categories as to their relative inventory turns, gross margins and on hand quantities. These judgments and estimates can significantly impact the ending inventory valuation at cost, as well as gross margin. Management believes that the Company’s RIM provides an inventory valuation which reasonably approximates cost and results in carrying the inventory at the lower of cost or market. Historically, the Company’s assumptions and judgments regarding the Company’s RIM have been reasonably accurate. Management does not believe that the likelihood is significant that materially higher LIFO reserves are required given its current expectations of on-hand inventory quantities and costs.

The proper valuation of inventory also requires management to estimate the net realizable value of the Company’s obsolete and slow-moving inventory at the end of each period. Management bases its net realizable values upon many factors including historical recovery rates, the aging of inventories on hand, the inventory movement of specific products and the current economic conditions. When management has determined inventory to be obsolete or slow moving, the inventory is reduced to its net realizable value by recording an obsolescence reserve. Given the Company’s experiences in selling obsolete and slow-moving inventory, management believes that the historical estimates used to value obsolete and slow-moving inventory have been reasonably accurate.”

Self-insurance Reserves for Workers’ Compensation, Healthcare and General Liability

“The Company is primarily self-insured for workers’ compensation claims, healthcare claims and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis. The Company’s self insurance reserves for workers’ compensation insurance and general liability insurance totaled $31.3 million and $29.7 million at October 2, 2011 and October 3, 2010, respectively.

Actual workers’ compensation claims, and general liability and automotive liability losses, are reported to the Company by third party administrators. The third party administrators also report initial estimates of related loss reserves. The open claims and initial loss reserves are subjected to examination by the Company’s risk management and accounting management utilizing a consistent methodology which involves various assumptions, judgment and other factors. Such factors include but are not limited to the probability of settlement, the amount at which settlement can be achieved, the probable duration of the claim, the cost development pattern of the claim and the applicable cost development factor. The Company determines the estimated reserve required for worker compensation claims in each accounting period. This requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. The Company measures the liabilities associated with claims for workers’ compensation, general liability and automotive liability through the use of actuarial methods to project an estimate of ultimate cost for claims incurred. The estimated cost for claims incurred are discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability. A 25 basis point decrease in the discount rate would not significantly increase the estimated reserves. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

The variety of healthcare plans available to employees are primarily self-insured. The Company records an accrual for the estimated amount of self-insured healthcare claims incurred by all participants but not yet reported (IBNR) using an actuarial method of applying a development factor to the reported claims amount. The most significant factors which impact on the determination of the required accrual are the historical pattern of the timeliness of claims processing, changes in the nature or types of benefit plans, changes in the plan benefit designs, employer-employee cost sharing factors, and medical trends and inflation. The Company’s total accrual for self-insured healthcare claims totaled $3.9 million and $3.4 million at October 2, 2011 and October 3, 2010, respectively. Historical experience is continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Management believes that the use of actuarial studies to determine self-insurance reserves represents a consistent method of measuring these subjective estimates.”

Impairment of Long-lived Assets and Closed Store Obligations, last paragraph

“Store closings generally are completed within one year after the decision to close. Adjustments to closed store liabilities primarily relate to changes in subtenants and actual costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. The Company constantly reviews the relevant, significant factors used in its estimates and makes adjustments where the facts and circumstances dictate. The Company’s closed store reserve amounted to $10.5 million and $12.5 million as of October 2, 2011 and October 3, 2010, respectively. Individual closed store reserves are likely to be adjusted up or down in the future to reflect changes in assumptions. However, the Company’s historical assumptions and judgments regarding closed store reserves have been reasonably accurate.”

Retirement Plans and Post-Retirement Benefit Plans, last paragraph

“The determination of the Company’s obligation and expense for pension, deferred compensation and other post-retirement benefits is dependent on certain assumptions selected by management and used by the Company and its actuaries in calculating such amounts. The more significant of those assumptions applicable to the qualified pension plan include the discount rate, the expected long-term rate of return on plan assets, the rates of increase in future compensation and the rates of future employee turnover. Those assumptions also apply to determinations of the obligations and expense of the following plans, except as noted: (1) supplemental pension – no funded assets to be measured, and (2) deferred compensation arrangement and post-retirement mortality benefit – no funded assets to be measured and no dependency on future rates of compensation or turnover. In accordance with generally accepted accounting principles, actual results that differ from management’s assumptions are accumulated and amortized over future periods and, therefore, generally affect the Company’s recognized expense and recorded obligation in such future periods. While management believes that its selections of values for the various assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect pension and other post-retirement obligations and future expense. Sensitivity to changes in the major assumptions used in the calculation of the Ruddick Corporation Employees’ Pension Plan (the “Pension Plan”) and the Supplemental Executive Retirement Plan (the “SERP”) liabilities is illustrated below (in millions):

	Percentage Point Change		Projected Benefit Obligation Decrease (increase)	Expense Decrease (increase)
Pension Plan Discount Rate	+	/-1.0%	$ 40.2 / (50.5)	$ 4.2 / (5.0)
Pension Plan Expected
Return on Assets	+	/-1.0%	—	$ 2.8 / (2.8)
SERP Discount Rate	+	/-1.0%	$ 5.4 / (6.5)	$ 1.2 / (1.4)

Consolidated Financial Statements, page 20

Statements of Operations, Page 24

3.     Please also present basic and diluted earnings (loss) per share for net income on the face of the statement. Refer to ASC 260-10-45-2.

Response: The Company notes the Staff’s comments. The Company presented the basic and diluted earnings (loss) per share for net earnings in Note 14 to the Consolidated Financial Statements on page 47 of the Form 10-K. In future filings, as we have done in our First Fiscal Quarter Form 10-Q, we will provide basic and diluted earnings (loss) per share for net earnings on the face of the Statement of Consolidated Operations.

Notes to Consolidated Financial Statements, page 28

4.     We note that you offer a full assortment of perishable and non-perishable groceries, including produce, meat, wines and delicatessen and bakery items and non-food items such as health and beauty care, general merchandise and floral products. In addition, we note that you operate pharmacies in certain supermarkets. Please tell us your consideration of disclosing revenues for each group or category of products in accordance with ASC 280-10-50-40.

Response: The Company operates traditional retail supermarkets which offer a full line of grocery and non-grocery items. Although the Form 10-K discloses certain examples of the types of offerings to provide clarity to the reader regarding the Company’s primary business, the Company views its total supermarket offering as a group of similar products for purposes of disclosure in its filings and for purposes of ASC 280-10-50-40. The Company views its products as general supermarket offerings. Unlike some of our traditional and non-traditional competitors who have added fuel or expanded grocery items, Harris Teeter has continually offered traditional grocery products within each of its retail locations. The specific type of offerings and product mix by location is dependent on the store format, size and location, rather than an effort to grow the revenue of any particular product line.

The only major product line which has been added and expanded in recent years has been the pharmacy operations. The Company views pharmacy sales as part of the overall supermarket product offering and management believes that its strategic benefit to the store operations is to provide added service and selection to our supermarket shoppers and increase sales across all product lines.

Additionally, the Company notes that management evaluates the Company’s operating results and revenue growth on an individual store basis with a focus on total sales by location and not by specific types of products offered. Harris Teeter’s revenue growth over time has resulted from Harris Teeter’s ability to grow its market share through the development of new stores and effective promotional programs. Harris Teeter’s promotional strategies are designed to drive unit sales, customer visits and increase market share. We promote a wide variety of the products we offer in order to increase total store sales, not a specific product group or category of products. For these reasons, the Company believes that providing revenues on a more detailed product basis is not required and is not material to an understanding of the Company’s business and revenue growth over time.

1. Summary of Significant Accounting Policies, page 28

5.     Please disclose the amount of depreciation expense for each year presented in accordance with ASC 360-10-50-1. In addition, please tell us your consideration of disclosing the amount of construction in progress separately from the balances of major classes of depreciable assets on the face of the balance sheet.

Response: The Company believes that depreciation expense for each year presented is adequately disclosed as a separate line item within the Statements of Consolidated Cash Flows. However, in response to the Staff’s comment, the Company will disclose in future filings the depreciation expense within the summary of significant accounting policies Note to the Consolidated Financial Statements.

Construction in progress represents the costs associated with the Company’s new store development program. These costs represent less than 3% of the total cost of property and, as such, has not been considered significant for detailed disclosure purposes; however, in future filings the Company will enhance its disclosures by presenting the amount of construction in progress separately from the balances of the other major classes of depreciable assets. This information will be presented on the face of the balance sheet or in the accompanying footnotes consistent with the following:

	October 2,	October 3,
	2011	2010
Land	$ 20,168	$ 18,901
Buildings and Improvements	220,442	208,982
Machinery and Equipment	815,590	834,591
Leasehold Improvements	786,792	745,573
Construction in Progress	54,411	29,933
Total, at Cost	1,897,403	1,837,980
Accumulated Depreciation and Amortization	877,935	840,425
Property, Net	$ 1,019,468	$ 997,555

7. Long-Term Debt, page 36

6.    Please tell us what consideration you gave to describing in more detail the restrictions contained in the credit agreement which limit the payment of dividends and disclosing the amount of retained earnings or net income restricted or free of restriction as required by Item 4.08(e)(1) of Regulation S-X.

Response: The Company notes the Staff’s comments, and will include in future filings additional disclosure similar to the following in the Long-Term Debt Note to the Consolidated Financial Statements (and will include a cross-reference to such Note in Item 5 of Form 10-K):

“The credit agreement restricts the Company’s ability to pay dividends and make certain other restricted payments, as defined in the credit agreement, if after giving effect to such restricted payment an event of default under the credit agreement would exist or the Company would not be in compliance with certain specified financial covenants. However, management does not expect these restrictions will affect the Company’s ability to pay dividends at the current level in the foreseeable future.”

Form 10-Q for Fiscal Quarter Ended January 1, 2012

7.      Please address the above comments as applicable.

Response: The Company will incorporate in future filings the proposed changes and additional disclosures consistent with the Company’s responses provided above.

Exhibits 31.1 and 31.2

8.      Please revise paragraph one of the certifications to reference the correct form reviewed by the certifying officers.

Response: The Company has complied with this comment. On February 13, 2012, the Company filed an amended Quarterly Report on Form 10-Q/A to correct the wording in paragraph one of the certifications referenced above.

The Company appreciates the comments of the SEC in assisting us in the Company’s compliance with the applicable disclosure requirements and enhancement in the overall disclosure in its filings. We further acknowledge that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. Questions or requests for additional information may be directed to me at (704) 372-5404.

Thank you for your attention to this matter.

Very truly yours,

/s/ JOHN B. WOODLIEF

John B. Woodlief

Vice President - Finance

and Chief Financial Officer